FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For February 26, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
1.   News Release dated February 26, 2007
2.   Material Change Report dated February 26, 2007 (re: February 26/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___✓___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No ___✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: February 26, 2007   By: *"Tony M. Ricci"*
                                            (Name)

                                    Its: Chief Financial Officer
                                            (Title)



PETAQUILLA MINERALS LTD.

Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Announces Drill Results
- Confirms Gold and Oxide Copper Mineralization at Botija Abajo, Panama -

Vancouver, BC – February 26, 2007: Petaquilla Minerals Ltd. (the "Company") today announced the results of the first 11 holes from the second phase of drilling at the Botija Abajo copper gold deposit. Botija Abajo is owned by Minera Petaquilla S.A., and is located 2 kilometers from the Botija porphyry copper deposit and 3 kilometers on strike from the Company's wholly-owned Molejon epithermal gold deposit. Petaquilla Copper Ltd. owns a 52% interest in Minera Petaquilla S.A., and the Company owns 22,189,434 shares (approximately 19%) of the 117,218,905 issued shares of Petaquilla Copper Ltd.

The area is characterized by a sulfide-enriched, granodioritic intrusion that appears to be capped by an extensive oxide zone of copper mineralization. The prior, widely-spaced, drilling program at Botija Abajo intercepted significant amounts of pyrite and chalcopyrite with minor gold indicating the outer zone of a copper-gold porphyry. Recent drilling, however, intercepted significant chalcocite (oxide copper) beneath epithermal gold mineralization.

Trenching early in 2006 was initiated along a north-south aligned array on a much closer scale than the previous drill program. The trenches delineated strong surface gold mineralization in the eastern half of the project area with a distinct extension to the west. Subsequently, the main zone of surface mineralization was targeted for new drilling. Drilling results generally confirm and add significant depth to the mineralization defined via trenching. Material intercepts for gold and copper from the first holes of the current program are shown below.

A map of the project area will be posted on the Company website at www.petaquilla.com.

Hole #	host rock	Au interval meters	Au thickness meters	Au grade g/t	Cu grade %	Cu thickness Meters	Cu interval meters
BA-06-137	GRDI	0-21	21.00	2.15			
	GRDI	21-42.05	21.05	1.59	1.89	18.25	22.5-40.75
BA-06-143	SC				1.19	1.5	11.95-13.45
BA-06-146	GRDI	3-35.45	32.45	1.70	1.87	11.45	31.5-42.95
	FHPO	38.45-51.35	12.90	1.05	1.78	3.00	45.95-48.95
BA-06-147	FHPO	30.7-56.4	25.70	0.68	1.43	16.75	35.15-51.9
BA-06-150	no significant interceptions						
BA-06-152	QV	0-31.6	31.6	2.14	3.58	15.10	16.5-31.6
BA-06-154	QV	0-40.5	40.50	2.68	2.34	22.50	18-40.5
BA-06-159	SC	0-14.6	14.60	1.08	3.02	8.10	6.5-14.6
	GRDP				0.93	3.00	58.1-61.1

BA-06-164	GRDI	15-28.5	13.50	2.43	1.06	18.00	10.5-28.5
BA-06-179	no significant interceptions						
BA-06-182	no significant interceptions						

SC – Sandy Clay   GRDI – Granodiorite   GRDP - Porphyritic Granodiorite
FHPO – Feldspar Hornblende Porphyry   QV - Quartz Vein and Calcite Stockwork

Compilation of metallurgical data will commence soon at Lakefield Laboratories to ascertain the copper oxide recoverability. Several additional holes are planned for the gold-copper deposit. The Botija Abajo deposit is within easy trucking distance of the Molejon property, where a mill is currently under construction. Metallurgical testing will be necessary to determine process amenability and estimated recoveries.

The Qualified Person, Sean C. Muller, P.Geo. has been overseeing the drilling and trenching programs. He has more than 30 years experience working in the development and oversight of base and precious metals deposits. He is ensuring that the appropriate QA protocols are being followed and that the data are being qualified under strict QC. The goal of this work is to further delineate mineralization and to take the resources to N.I. 43-101 compliance.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

"John Cook"

John Cook, President and Director

FOR FURTHER INFORMATION, PLEASE CONTACT:
Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com
or
Petaquilla Copper Ltd.
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Toll Free 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

February 26, 2007

Item 3.   **News Release**

The Company's news release dated February 26, 2007, was disseminated by CCN Matthews on February 26, 2007.

Item 4.   **Summary of Material Change**

The Company announced the results of the first 11 holes from the second phase of drilling at the Botija Abajo copper gold deposit.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Tony M. Ricci, Chief Financial Officer of the Company, can be contacted at 604-694-0021.

Item 9.   **Date of Report**

Dated February 26, 2007

PETAQUILLA MINERALS LTD.

Per: "Tony M. Ricci"

Tony M. Ricci, CA
Chief Financial Officer

SCHEDULE "A"

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Tony M. Ricci

Contact telephone number: 604-694-0021



PETAQUILLA MINERALS LTD.

Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Petaquilla Announces Drill Results
- Confirms Gold and Oxide Copper Mineralization at Botija Abajo, Panama -

Vancouver, BC – February 26, 2007: Petaquilla Minerals Ltd. (the "Company") today announced the results of the first 11 holes from the second phase of drilling at the Botija Abajo copper gold deposit. Botija Abajo is owned by Minera Petaquilla S.A., and is located 2 kilometers from the Botija porphyry copper deposit and 3 kilometers on strike from the Company's wholly-owned Molejon epithermal gold deposit. Petaquilla Copper Ltd. owns a 52% interest in Minera Petaquilla S.A., and the Company owns 22,189,434 shares (approximately 19%) of the 117,218,905 issued shares of Petaquilla Copper Ltd.

The area is characterized by a sulfide-enriched, granodioritic intrusion that appears to be capped by an extensive oxide zone of copper mineralization. The prior, widely-spaced, drilling program at Botija Abajo intercepted significant amounts of pyrite and chalcopyrite with minor gold indicating the outer zone of a copper-gold porphyry. Recent drilling, however, intercepted significant chalcocite (oxide copper) beneath epithermal gold mineralization.

Trenching early in 2006 was initiated along a north-south aligned array on a much closer scale than the previous drill program. The trenches delineated strong surface gold mineralization in the eastern half of the project area with a distinct extension to the west. Subsequently, the main zone of surface mineralization was targeted for new drilling. Drilling results generally confirm and add significant depth to the mineralization defined via trenching. Material intercepts for gold and copper from the first holes of the current program are shown below.

A map of the project area will be posted on the Company website at www.petaquilla.com.

Hole #	host rock	Au interval meters	Au thickness meters	Au grade g/t	Cu grade %	Cu thickness Meters	Cu interval meters
BA-06-137	GRDI	0-21	21.00	2.15			
	GRDI	21-42.05	21.05	1.59	1.89	18.25	22.5-40.75
BA-06-143	SC				1.19	1.5	11.95-13.45
BA-06-146	GRDI	3-35.45	32.45	1.70	1.87	11.45	31.5-42.95
	FHPO	38.45-51.35	12.90	1.05	1.78	3.00	45.95-48.95
BA-06-147	FHPO	30.7-56.4	25.70	0.68	1.43	16.75	35.15-51.9
BA-06-150	no significant interceptions						
BA-06-152	QV	0-31.6	31.6	2.14	3.58	15.10	16.5-31.6

BA-06-154	QV	0-40.5	40.50	2.68	2.34	22.50	18-40.5
BA-06-159	SC	0-14.6	14.60	1.08	3.02	8.10	6.5-14.6
	GRDP				0.93	3.00	58.1-61.1
BA-06-164	GRDI	15-28.5	13.50	2.43	1.06	18.00	10.5-28.5
BA-06-179	no significant interceptions						
BA-06-182	no significant interceptions						

SC – Sandy Clay   GRDI – Granodiorite   GRDP - Porphyritic Granodiorite
FHPO – Feldspar Hornblende Porphyry QV - Quartz Vein and Calcite Stockwork

Compilation of metallurgical data will commence soon at Lakefield Laboratories to ascertain the copper oxide recoverability. Several additional holes are planned for the gold-copper deposit. The Botija Abajo deposit is within easy trucking distance of the Molejon property, where a mill is currently under construction. Metallurgical testing will be necessary to determine process amenability and estimated recoveries.

The Qualified Person, Sean C. Muller, P.Geo. has been overseeing the drilling and trenching programs. He has more than 30 years experience working in the development and oversight of base and precious metals deposits. He is ensuring that the appropriate QA protocols are being followed and that the data are being qualified under strict QC. The goal of this work is to further delineate mineralization and to take the resources to N.I. 43-101 compliance.

**On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.**

"John Cook"

John Cook, President and Director

FOR FURTHER INFORMATION, PLEASE CONTACT:
Andreas Curkovic
The Equicom Group
416-815-0700 ext. 262
acurkovic@equicomgroup.com
or
Petaquilla Copper Ltd.
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Toll Free 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN